Exhibit 26(h)(7)(d)

January 23, 2006

Ms. Cathy Pilcher

United Investors Life Insurance Co

2001 3rd Ave S

Birmingham, AL 35233-2115

Dear Ms. Cathy Pilcher:

The purpose of this letter is to amend the Participation Agreement among Massachusetts Financial Services Company (“MFS”), MFS Variable Insurance Trust (“VIT”) and United Investors Life Insurance Company (the “Company”), made and entered into as of April 14, 2000 (the “Agreement”). This amendment would enable VIT to sell its shares to additional qualified parties, including funds-of-funds operated by certain insurance companies (“Funds-of-Funds”).

The Agreement currently permits VIT shares to be sold only to insurance companies and their separate accounts and qualified pension and retirement plans (as well as MFS and its affiliates). MFS and VIT intend to amend the Agreement to allow sales of VIT shares to any other person or plan to the extent such sales would not cause any Participating Insurance Company to violate the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended. Such an amendment would be sufficiently broad to permit sales of VIT shares to Funds-of-Funds. As such, Article I, Section 1.3 of the Agreement is amended to read as follows:

1.3	The Trust and MFS agree that the Shares will be sold only to insurance companies which have entered into participation agreements with the Trust and MFS (the “Participating Insurance Companies”) and their separate accounts, qualified pension and retirement plans, MFS or its affiliates, and any other person or plan permitted to hold shares of the Trust pursuant to Treasury Regulation 1.817-5 without impairing the ability of the Company, on behalf of its separate accounts, to consider the Shares as constituting investments of the separate accounts for the purpose of satisfying the diversification requirements of Section 817(h). The Trust and MFS will not sell Trust shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles III and VII of this Agreement is in effect to govern such sales. The Company will not resell the Shares except to the Trust or its agents.

Except as modified and amended above, the Agreement is hereby ratified and confirmed in full force and effect accordance with its terms. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Agreement.

Please indicate your acceptance of this amendment by having the enclosed duplicate copy of this letter signed where indicated below by an appropriate officer of the Company and return this duplicate copy at your earliest convenience.

Letter Amendment

January 23, 2006

Should you have any questions regarding this amendment, please contact Erik Lindahl, Vice President-Business Support & Development, at 617.954.5594 or Megan Johnson, Counsel, at 617.954.5843.

Very truly yours,

MASSACHUSETTS FINANCIAL SERVICES COMPANY By its authorized officer,

/s/ Martin E. Beaulieu
Martin E. Beaulieu
Executive Vice President and Director of Global Distribution

MFS VARIABLE INSURANCE TRUST on behalf of the Portfolios By its authorized office and not individually,

/s/ Susan S. Newton
Susan S. Newton, Assistant Secretary

Accepted by:

UNITED INVESTORS LIFE INSURANCE COMPANY

By:	/s/ John H. Livingston
	Name:	John H. Livingston
	Title:	Secretary & Counsel